April 21, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2010

Filed November 15, 2010

File No. 001-10167

Dear Ms. Hayes:

We are acting as counsel to Westpac Banking Corporation (“Westpac”) in connection with your letter, dated April 18, 2011, to Manuela Adl, Senior Vice President and Chief Operating Officer of Westpac, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding Westpac’s Form 20-F for the fiscal year ended September 30, 2010 (File No. 001-10167) filed with the Commission on November 15, 2010.  We are submitting herewith Westpac’s request, dated April 20, 2011, for an extension of time to respond to your letter.

In connection with future correspondence and communications with Westpac, please note that Ms. Adl has left Westpac and all future correspondence and communications should be addressed to: Westpac Banking Corporation, New York branch, 575 Fifth Avenue, 39th Floor, New York, New York 10017-2422, Attention: Branch Manager.

If you have any questions relating to the foregoing, please do not hesitate to contact me at (212) 909-6694.

Best regards,

/s/ Alan H. Paley

Alan H. Paley

Level 19 275 Kent Street Sydney NSW 2000 T 02 8253 3810 pking@westpac.com.au www.westpac.com.au

April 20, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hayes

Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2010

Filed November 15, 2010

File no. 001-10167

Westpac Banking Corporation (“Westpac”) has received your letter, dated April 18, 2011 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac’s Form 20-F for the fiscal year ended September 30, 2010 (File No. 001-10167) filed with the Commission on November 15, 2010.

The Comment Letter requests Westpac to respond to the staff’s comments within ten business days or to advise you when Westpac will provide its response.  Westpac has reviewed the staff’s comments and has begun preparation of its response.  However, Westpac will require additional time to consider and respond fully to the staff’s comments.  Accordingly, Westpac respectfully requests an extension of time to respond to the staff’s comments.  Westpac expects to provide its response to the Commission no later than May 31, 2011, and will endeavor to submit the response earlier if feasible.

If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 3810 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Yours sincerely
Westpac Banking Corporation

/s/ Peter King
Peter King
Deputy Chief Financial Officer

cc:                                 Paddy Rennie, Westpac Banking Corporation

Alan H. Paley, Debevoise & Plimpton LLP